SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2015

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-15339

A.                       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHEMTURA CORPORATION

EMPLOYEE SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Chemtura Corporation

1818 Market Street

Philadelphia, Pennsylvania 19103

199 Benson Rd

Middlebury, Connecticut 06749

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
_______

FINANCIAL STATEMENTS

December 31, 2015 and 2014 and
For the Year Ended December 31, 2015

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2015 and 2014
_________

Page(s)

Report of Independent Registered Public Accounting Firm
as of December 31, 2015 and 2014, and for the year ended December 31, 2015	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Plan Benefits
for the year ended December 31, 2015	3

Notes to Financial Statements	4-12

Supplemental Schedule:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015	13

Signatures	14

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Investment Committee of Chemtura Corporation:
We have audited the accompanying statements of net assets available for plan benefits of the Chemtura Corporation Employee Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of the Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 23, 2016

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2015 and 2014
________

	2015	2014
Cash	$78,715	$78,899

Investments, at fair value:
Common collective trust	44,646,320	47,509,230
Mutual funds	248,166,663	274,973,375
Chemtura Corporation common stock	2,770,168	2,831,066

Total investments	295,583,151	325,313,671

Receivables:
Employer contribution receivable	3,210,075	1,629,855
Notes receivable from participants	4,291,292	4,939,824
Total receivables	7,501,367	6,569,679

Net assets available for plan benefits at fair value	303,163,233	331,962,249

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	(318,249)	(683,776)

Net assets available for plan benefits	$302,844,984	$331,278,473

 The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the year ended December 31, 2015
________

2015
Additions (reductions):
Participant contributions	$7,364,541
Rollover contributions	1,357,443
Employer contributions	7,671,795
Net Depreciation in fair value of investments	(7,551,609)
Dividend and interest income	11,539,010

Total net additions	20,381,180

Deductions:
Distributions to participants	48,784,325
Administrative fees	30,344

Total deductions	48,814,669

Net decrease	(28,433,489)

Net assets available for plan benefits, beginning of year	331,278,473

Net assets available for plan benefits, end of year	$302,844,984

The accompanying notes are an integral
part of the financial statements.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

A.	PLAN DESCRIPTION:

The following description of the Chemtura Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by Chemtura Corporation (the “Company”) covering eligible employees of the Company and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan administrator is the Chemtura Corporation Employee Benefits Committee. Fidelity Investments is the trustee and record keeper of the Plan. The investments of the Plan are held in a trust arrangement.

Eligibility
The Plan allows substantially all Company employees to participate in the Plan. Employees become eligible to participate in the Plan beginning on the first day of the first calendar month following their date of hire.

Participant Contributions

Participants may contribute up to 50% of their annual compensation (as defined by the Plan) as pre-tax deferrals or Roth after-tax contributions, subject to Internal Revenue Code (“IRC”) limitations, for non-highly compensated employees, or 20% for highly compensated employees. Certain bargaining employees may also elect to make non-Roth after-tax contributions. Each newly hired and re-hired employee is automatically enrolled in the Plan at a deferral percentage of 3%. The automatic enrollment also has an automatic escalate feature applicable only to non-union employees in which the participant deferral percentage is increased 1% annually up to 10%, subject to plan provisions. Pre-tax contributions of 3% of compensation begin with the first pay period occurring 30 days after the participant's participation date. The participant may elect to cease or change the amount of these contributions at any time. Participant contributions are subject to an Internal Revenue Code deferral limitation, which was $18,000 in 2015.

Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Rollover Contributions

Rollover contributions represent the rollover of participant balances from savings plans with prior employers.

Employer Contributions

Non-bargaining employees will receive safe harbor employer matching contributions of 100% up to a maximum of 6% of a participant’s earnings. Subject to eligibility of at least 6 months of service in the applicable year and being actively employed when the contribution is made, these employees are also eligible to receive a discretionary performance-based employer fixed contribution between 2% and 4% of their eligible compensation based on defined Company consolidated performance-based targets, with a guaranteed minimum of 2%. For 2015, the Company made a discretionary performance-based fixed contribution of $3,210,075 which was contributed to the participants accounts on March 24, 2016 after achieving the performance target commensurate with a 4% contribution.
.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Bargaining employees shall receive employer fixed and matching contributions in accordance with the following terms prescribed in the Plan document for their respective location:

Bargaining employees of the Company's Mapleton, Illinois facility receive matching contributions of 50% of up to 6% of eligible earnings for a maximum match of 3% of compensation.

Bargaining employees of the Company’s Adrian, Michigan facility received matching contributions of 100% of up to 6% of eligible earnings, effective August 1, 2012. Prior to that date those employees received matching contributions of 50% of up to 6% of eligible earnings. Effective July 17, 2015, the Adrian facility was closed and participants employed at this facility were 100% vested in their account balance.

Bargaining employees of the Company's Perth Amboy, New Jersey facility receive matching contributions of 50% of up to 6% of eligible earnings for maximum match of 3% of compensation. Effective November 1, 2006, certain bargaining employees who meet requirements agreed upon by the Company and the United Steel Workers Union are eligible for matching contributions of 100% of up to 6% of eligible earnings. These employees are also eligible to receive employer fixed contributions of 3% of compensation.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the participant’s allocation of the Company’s contributions, and the participant’s proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

Vesting
Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Effective January 1, 2006, non-bargaining participants are automatically 100% vested in all Company matching contributions and earnings thereon. A non-bargaining participant’s interest in the Company’s fixed contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested

Less than 3	0%
3 or more	100%

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Participants become 100% vested in the Company’s fixed contributions and earnings thereon upon death, change of company control, total and permanent disability, or attainment of normal retirement age.

A bargaining participant’s interest in the Company’s contributions and earnings thereon vests according to the schedules outlined in the Plan document specific to each location.

Participation in the Crompton Corporation Employee Stock Ownership Plan ("ESOP") was frozen on December 31, 2005 and merged into the Plan effective January 1, 2006. Employer contributions to the ESOP prior to December 31, 2005 vested 25% each year and were 100% vested after 4 years of service, upon death, total and permanent disability, or attainment of normal retirement age.

Forfeitures
When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. Forfeitures are used to reduce future employer contributions or pay administrative expenses for the Plan. Total unapplied forfeitures were $1,946 and $6,328 at December 31, 2015 and 2014, respectively. During the year ended December 31, 2015 forfeitures in the amount of $151,824 were used to reduce employer contributions and none were used to pay administrative expenses.

Distribution of Benefits
The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution. Participants with a vested ESOP account balance may elect to receive their ESOP balance in the form of stock shares, instead of cash.
A participant may also request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”. Hardship is defined in applicable regulations promulgated or to be promulgated pursuant to Section 401(k) of the Internal Revenue Code or standards established by the Secretary of the Treasury or his delegate.

Any participant eligible to participate in the Witco plan, a predecessor plan, as of December 31, 2000 may withdraw from the Plan any after-tax contributions and interest earned thereon.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Notes Receivable From Participants

A participant may borrow aggregate amounts up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to plan limitations. The minimum loan allowed is $1,000. Loans must bear a reasonable rate of interest commensurate with local prevailing interest rates, as determined by the plan administrator. Loans are collateralized by the participant’s nonforfeitable interest in the Plan and are supported by a promissory note. Loans must be repaid over a period not to exceed five years unless the loan proceeds are used for the purchase of a primary residence, in which case a longer repayment period is allowed. A participant may have no more than two loans outstanding at any one time. Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust. As required by the standard, the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

Plan Expenses

Expenses for participant loans are paid by the Plan by reducing balances of those participants initiating the transaction. All other expenses incurred in the administration of the Plan are first offset against forfeitures, if any, with any remaining balances paid by the Company at its discretion or by the Plan.

Use of Estimates

The preparation of the Plan’s financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides investment options which may invest in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
Accounting Developments
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” and ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965)”. Both of these ASU’s are effective for fiscal years beginning after December 15, 2015 and will be implemented for plan year end December 31, 2016. These ASU’s primarily affect the footnote disclosures required for certain investment contracts and will not have a material impact on the financial statements or supplemental schedule.

C.	INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2015 or 2014 that represented 5% or more of the net assets available for plan benefits:

	2015		2014
Fidelity Growth Company Fund	$50,696,383	*	$50,517,879	*
Fidelity Managed Income Portfolio II	44,646,320	*	47,509,230	*
Spartan 500 Index Fund	32,268,181	*	36,276,713	*
Dodge & Cox Stock Fund	25,732,406	*	32,295,936	*
Dodge & Cox Income Fund	13,373,508		16,573,292	*

* Represents 5% or more of net assets available for plan benefits.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

During the year ended December 31, 2015, the investments held by the Plan (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2015

Chemtura Corporation common stock	$300,284
Mutual funds	(7,851,893)
Total depreciation in fair value	$(7,551,609)

D.	FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2015
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$44,646,320	$—	$44,646,320	$—
Mutual funds:
Foreign large blend	2,139,697	2,139,697	—	—
Foreign large growth	10,949,148	10,949,148	—	—
Intermediate bond	20,339,014	20,339,014	—	—
Global bond	1,286,613	1,286,613	—	—
Small blend	7,666,568	7,666,568	—	—
Mid-cap blend	17,223,144	17,223,144	—	—
Large blend	82,964,564	82,964,564	—	—
Large value	33,689,228	33,689,228	—	—
Emerging market	999,185	999,185	—	—
Retirement income	1,832,342	1,832,342	—	—
Target date	69,077,160	69,077,160	—	—
Total mutual funds	248,166,663	248,166,663	—	—
Company stock	2,770,168	2,770,168	—	—
Total	$295,583,151	$250,936,831	$44,646,320	$—

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

	2014
Description	Total	Level 1	Level 2	Level 3
Common collective trust:
Stable value	$47,509,230	$—	$47,509,230	$—
Mutual funds:
Foreign large blend	2,528,831	2,528,831	—	—
Foreign large growth	12,998,759	12,998,759	—	—
Intermediate bond	24,598,771	24,598,771	—	—
Global bond	1,749,500	1,749,500	—	—
Small blend	10,106,939	10,106,939	—	—
Mid-cap blend	19,386,791	19,386,791	—	—
Large blend	86,794,592	86,794,592	—	—
Mid-cap growth	13,229,311	13,229,311	—	—
Large value	40,996,221	40,996,221	—	—
Emerging market	1,355,926	1,355,926	—	—
Retirement income	1,762,794	1,762,794	—	—
Target date	59,464,940	59,464,940	—	—
Total mutual funds	274,973,375	274,973,375	—	—
Company stock	2,831,066	2,831,066	—	—
Total	$325,313,671	$277,804,441	$47,509,230	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

E.	TAX STATUS:

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 27, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the plan has been amended since receiving this determination letter from the IRS, the Plan’s management believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

F.	PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions. Additionally, the Plan has an investment in the Company’s common stock of $2,770,168 and $2,831,066 at December 31, 2015 and December 31, 2014, respectively. Although contributions to this investment were frozen effective April 1, 2009, this investment is considered a party-in-interest.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
________

G.	PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

H.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for plan benefits on the financial statements	$302,844,984	$331,278,473

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts	318,249	683,776

Net assets available for plan benefits on the Form 5500	$303,163,233	$331,962,249

The following is a reconciliation of net investment income on the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Net investment income on the financial statements	$3,987,401

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit responsive investment contracts for the years ended:
December 31, 2015	318,249
December 31, 2014	(683,776)

Net investment income on the Form 5500	$3,621,874

I.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued and has determined that there are no subsequent events to report.

CHEMTURA CORPORATION EMPLOYEE SAVINGS PLAN
EIN: 52-2183153
Plan Number: 034

SCHEDULE H, Line 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
________

(a)	(b)	(c)	(d)	(e)

		Description of investment including
	Identity of issue, borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par or maturity value	Cost	value

*	Fidelity Managed Income Portfolio II	Common collective trust	**	$44,646,320

	Dodge & Cox Income Fund	Mutual Funds	**	13,373,508
	Dodge & Cox Stock Fund	"	**	25,732,406
	Vanguard Total Bond Market Fund	"	**	6,965,506
	Vanguard Small Cap Index Fund	"	**	7,666,568
	Vanguard Wellesley Fund	"	**	7,956,822
*	Fidelity Low Priced Stock Fund	"	**	13,035,661
*	Fidelity Diversified International Fund	"	**	10,949,148
*	Fidelity Growth Company Fund	"	**	50,696,383
*	Fidelity Freedom Income Fund	"	**	1,832,342
*	Fidelity Freedom K 2005 Fund	"	**	460,090
*	Fidelity Freedom K 2010 Fund	"	**	7,907,606
*	Fidelity Freedom K 2015 Fund	"	**	4,511,333
*	Fidelity Freedom K 2020 Fund	"	**	14,111,481
*	Fidelity Freedom K 2025 Fund	"	**	13,085,964
*	Fidelity Freedom K 2030 Fund	"	**	11,854,500
*	Fidelity Freedom K 2035 Fund	"	**	6,341,650
*	Fidelity Freedom K 2040 Fund	"	**	4,860,799
*	Fidelity Freedom K 2045 Fund	"	**	2,720,061
*	Fidelity Freedom K 2050 Fund	"	**	3,223,676
	Oppenheimer Developing Markets Fund	"	**	999,185
	Templeton Global Bond Fund	"	**	1,286,613
*	Spartan Extended Market Index Fund	"	**	4,187,483
*	Spartan International Index Fund	"	**	2,139,697
*	Spartan 500 Index Fund	"	**	32,268,181
	Total mutual funds			248,166,663

*	Chemtura Corporation common stock	Common stock	**	2,770,168

	Total investments on the statement of net assets available for plan benefits			295,583,151

*	Participant loans	(4.25%-8.75%)	-	4,291,292

	Total investments on the Form 5500			$299,874,443

* Represents a party-in-interest to the Plan.	-
** Cost omitted for participant directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMTURA CORPORATION
EMPLOYEE SAVINGS PLAN

Date: June 23, 2016	By:	/s/ Laurence Orton

Laurence Orton
Vice President and Corporate Controller